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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities and Exchange Act of 1934

                           Date of Report June 2001

                                 OPENTV CORP.
               (Translation of registrant's name into English)

                        Commission File No. 001-15473

                          401 East Middlefield Road
                       Mountain View, California 94043
                                (650) 429-5500
                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F    X                     Form 40-F ______
                                    -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                    Yes ____                           No    X
                                                                          ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.



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                     REPORT OF FOREIGN PRIVATE ISSUER FOR

                            THE MONTH OF JUNE 2001

               AGREEMENT TO ACQUIRE STATIC 2358 HOLDINGS LIMITED

On June 13, 2001, the registrant, OpenTV Corp., a British Virgin Islands corporation, ("OpenTV") entered into a Principal Share Purchase Agreement (the "Principal Share Purchase Agreement") with the principal shareholders of Static 2358 Holdings Limited ("Static"), and a Non-Principal Share Purchase Agreement (the "Non-Principal Share Purchase Agreement" and together with the Principal Share Purchase Agreement, the "Share Purchase Agreements") with the other shareholders and certain optionholders of Static.

Under the Share Purchase Agreements, OpenTV has agreed to acquire all of Static's privately-held stock in a combined stock and cash transaction. The transaction has a net value of approximately US$59 million dollars. Approximately 14% of the gross deal value, all in ordinary shares, has been withheld subject to certain earn-out provisions. In aggregate, exclusive of the amounts withheld under the earn-out provisions described in the previous sentence, Static shareholders and optionholders will receive, subject to certain adjustments (including a purchase price deduction in respect of certain interim bridge financing provided and to be provided by OpenTV to Static in the aggregate amount of approximately US$4.27 million), approximately 2.8 million shares of OpenTV's Class A ordinary shares and approximately US$17 million in cash.

This transaction, which has been unanimously approved by the Boards of Directors of both companies, is subject to certain closing conditions and is expected to close in early third quarter 2001.

Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Share Purchase Agreements and a press release announcing the transaction.

The following exhibits are filed as part of this report on Form 6-K:


No.                                 Document
---                                 --------

4.1 Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein, and Paul Bustin. (A portion of Schedule 1C to this Agreement has been omitted pursuant to Section 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.)

4.2 Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp and certain shareholders and optionholders of Static named therein.

10.1           Press Release dated June 13, 2001.

                                       2
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   OPENTV CORP.
                                   (Registrant)



Date:  June 20, 2001               By:  /s/ Scott H. Ray
                                        -------------------------------------
                                   Name:    Scott H. Ray
                                   Title: Executive Vice President and Chief
                                          Financial Officer

                                       3
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                                  EXHIBIT INDEX

No.                                       Document                                                Page
---                                       --------                                                ----
4.1      Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp., the Vendors named therein, and Paul Bustin. (A portion of Schedule 1C to this Agreement has been omitted pursuant to
         Section 601(b)(2) of Regulation S-K and will be provided to the
         Securities and Exchange Commission upon request.)

4.2      Non-Principal Share Purchase Agreement dated as of June 13, 2001 by and among OpenTV Corp and certain shareholders and optionholders of Static named therein.

10.1     Press Release dated June 13, 2001.